SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2010

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) hereby announces its estimated unaudited non-consolidated results of operation for fiscal year 2009 as attached hereto.

Attachment 1:	Estimated unaudited non-consolidated statements of income of KEPCO for fiscal year 2009 (together with comparable information for fiscal year 2008 derived from its audited non-consolidated statement of income)

Attachment 2:	Estimated unaudited statements of income of KEPCO and its six wholly-owned generation subsidiaries (the “GENCOs”) for fiscal years 2008 and 2009 presented on a combined basis by simply adding the non-consolidated information of KEPCO and the GENCOs after adjusting for major intercompany transactions among those entities

Disclaimer:

The attached information (the “Information”) consisting of (i) estimated unaudited, non-consolidated financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) for the fiscal year ended December 31, 2009 and (ii) the estimated unaudited financial information relating to the results of operations of KEPCO and its six wholly-owned generation subsidiaries (the “GENCOs”) for the fiscal years ended December 31, 2008 and 2009, which is presented on a combined basis by simply adding the non-consolidated information of KEPCO and the GENCOs after adjusting for major intercompany transactions among those entities, has been prepared by KEPCO based on preliminary internal estimates based on Korean GAAP. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO and/or the GENCOs for the fiscal years ended December 31, 2008 and 2009 and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ SHIN, CHANG-KEUN
Name:	Shin, Chang-Keun
Title:	Vice President

Date: February 2, 2010

KEPCO’s Estimated Non-consolidated Statements of Income (Unaudited with respect to information for 2008)

For the Years Ended December 31, 2008 and 2009

(Unit : in billions of Korean Won)	2009 (Jan~Dec)	2008 (Jan~Dec)	Change	Change%
Operating revenues:	33,686	31,522	2,163	6.9%
Sale of electric power	33,226	31,182	2,044	6.6%
Other operating revenues	384	299	86	28.6%
Revenues for other businesses	76	42	34	80.3%

Operating expenses:	34,254	35,182	-927	-2.6%

Purchased power	28,473	29,108	-635	-2.2%
Maintenance	855	851	4	0.5%
Depreciation	2,009	1,946	63	3.2%
Other operating expenses	2,862	3,217	-356	-11.1%
Expenses for other businesses	56	59	-3	-5.7%

Operating income	-569	-3,659	3,090	84.5%

Non-operating income:	2,304	1,548	757	48.9%

Gain on foreign currency transactions and translation	247	47	199	420.3%
Investment income from affiliates	1,581	671	910	135.7%
Other	477	830	-353	-42.5%

Non-operating expenses:	1,856	2,395	-539	-22.5%

Interest expenses	988	752	236	31.4%
Loss on foreign currency transactions and translation	520	633	-113	-17.9%
Investment loss from affiliates	67	736	-669	-90.9%
Other	281	274	7	2.6%

Earnings before taxes	-120	-4,506	4,386	97.3%

Provision for income taxes	-43	-1,554	1,511	97.3%

Net income	-78	-2,953	2,875	97.4%

*	Disclaimer:

The estimated non-consolidated unaudited financial information above (the “Information”) relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) for the year ended December 31, 2009 has been prepared by KEPCO based on preliminary internal estimates based on Korean GAAP. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO for the year ended December 31, 2009 and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes. For convenience only, the corresponding audited non-consolidated financial information relating to the results of operations of KEPCO for the year ended December 31, 2008 is also presented.

Estimated Statements of Income of KEPCO and Its Six Generation Subsidiaries on a Combined Basis (Unaudited)

For the Years Ended December 31, 2008 and 2009

(Unit : in billions of Korean Won)	2009 (Jan~Dec)	2008 (Jan~Dec)	Change	Change%
Operating revenues:	33,661	31,302	2,359	7.5%

Sale of electric power	33,009	30,954	2,055	6.6%
Other operating revenues	347	39	308	783.5%
Revenues for other businesses	305	309	-3	-1.0%

Operating expenses:	32,305	34,400	-2,095	-6.1%

Purchased power	3,633	4,368	-735	-16.8%
Fuel	15,525	16,336	-811	-5.0%
Maintenance	2,317	2,288	29	1.3%
Depreciation	5,547	5,444	103	1.9%
Other operating expenses	5,227	5,904	-677	-11.3%
Expenses for other businesses	56	59	-3	-5.7%

Operating income	1,356	-3,098	4,454	143.8%

Non-Operating income:	1,925	2,733	-808	-29.6%

Gain on foreign currency transactions and translation	858	203	655	322.6%
Investment income from affiliates	328	318	9	3.0%
Other	739	2,212	-1,473	-66.6%

Non-Operating expenses:	3,073	3,618	-545	-15.1%

Interest expenses	1,629	1,035	595	57.5%
Loss on foreign currency transactions and translation	682	2,049	-1,368	-66.7%
Investment loss from affiliates	67	51	16	31.2%
Other	695	483	212	43.8%

Earnings before taxes	208	-3,983	4,191	105.2%

Provision for income taxes	286	-1,030	1,316	127.7%

Net income	-78	-2,953	2,875	97.4%

*	Disclaimer:

The estimated unaudited financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) and its six wholly-owned generation subsidiaries (the “GENCOs”) for the fiscal years ended December 31, 2008 and 2009 is presented on a combined basis by simply adding the non-consolidated information of KEPCO and the GENCOs after adjusting for major intercompany transactions among those entities (the “Information”). The Information has been prepared by KEPCO based on preliminary internal estimates based on Korean GAAP. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO and the GENCos for the fiscal years ended December 31, 2008 and 2009 and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.